Exhibit 21.0

SUBSIDIARIES

JURISDICTION OF
NAME	INCORPORATION

FSI International, Ltd.	Guam
FSI International Singapore Pte. Ltd.	Singapore
FSI International Asia, Ltd.	Taiwan
FSI International (France) SARL	France
FSI International (Germany) GmbH	Germany
FSI International (Italy) S.r.l.	Italy
FSI International Netherlands B.V.	The Netherlands
FSI International (UK) Limited	Scotland
FSI International (Shanghai) Co., Ltd.	Peoples Republic of China
Shanghai Representative Office of FSI International, Inc. (U.S.)	Peoples Republic of China
Tianjin Representative Office of FSI International	Peoples Republic of China
FSI International (Korea) Co., Ltd.	Korea
FSI Malaysia SDN GHD	Malaysia
FSI International Semiconductor Equipment Pte Ltd	Singapore
SCD Mountain View, Inc.	Minnesota
Semiconductor Systems, Inc.	California

      FSI International, Inc. also owns an interest in m•FSI, Ltd. (49%).